SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                      Freeport-McMoRan Copper & Gold, Inc.
                                 (Name of Issuer)

      Gold-Denominated Preferred Stock, Series II, Par Value $0.10 per share
                          (Title of Class of Securities)

                                    35671D881
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 25, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 420,000 depositary shares, each representing 0.05 shares of Gold-Denominated Preferred Stock, Series II (the "Depositary Shares"), which constitutes approximately 9.8% of the total number of Depositary Shares outstanding. All ownership percentages set forth herein assume that there are 4,305,580 Depositary Shares outstanding.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 52,500 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 52,500 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     52,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 1.2%


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Perry R. Bass

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 262,500 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 262,500 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     262,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.1%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust with respect to 52,500 Depositary Shares and in his capacity as President of Perry R. Bass, Inc. with respect to 210,000 Depositary Shares.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     52,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 1.2%


14.  Type of Reporting Person: IN

----------
(1) Solely in her capacity as one of two trustors of The Bass Management Trust and by virtue of her power to revoke same.

1.   Name of Reporting Person:

     Perry R. Bass, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                       /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 210,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 210,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     210,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.9%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Perry R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 52,500 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 52,500 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     52,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /


13.  Percent of Class Represented by Amount in Row (11): 1.2%


14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through one of its trustees, Sid R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 52,500 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 52,500 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     52,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 1.2%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as a trustee and the sole trustor of Sid R. Bass Management Trust and by virtue of his power to revoke same.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 52,500
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 52,500
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     52,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 1.2%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Ed P. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 52,500
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 52,500
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     52,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 1.2%

14.  Type of Reporting Person: IN

Item 1.   SECURITY AND ISSUER.

     This statement relates to depositary shares representing 0.05 shares each of Gold-Denominated Preferred Stock, Series II, par value $0.10 per share (the "Depositary Shares"), of Freeport-McMoRan Copper & Gold, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1615 Poydras Street, New Orleans, Louisiana 70112.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of The Bass Management Trust ("BMT"), Perry R. Bass ("PRB"), Nancy L. Bass ("NLB"), Perry R. Bass, Inc. ("PRB, Inc."), Sid R. Bass Management Trust ("SRBMT"), Sid
R. Bass ("SRB"), Lee M. Bass ("LMB") and Ed P. Bass ("EPB"). BMT, PRB, NLB, PRB, Inc., SRBMT, SRB, LMB and EPB are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     BMT

     BMT is a revocable grantor trust established pursuant to the Texas Trust Act. The principal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PRB, one of the Trustors and the sole Trustee of BMT, and NLB, the other Trustor of BMT, is set forth below.

     PRB

     PRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of PRB, Inc.

     NLB

     NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed. NLB is the other Trustor of BMT.

     PRB, Inc.

     PRB, Inc. is a Texas corporation, the principal businesses of which are ranching and the exploration for and production of hydrocarbons. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of PRB, Inc. are as follows:

                    RESIDENCE OR             PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS         OR EMPLOYMENT

PRB                 See answers above.       See answers above.

NLB                 See answers above.       See answers above.

SRB                 See answers below.       See answers below.

William H. Medary   201 Main Street,         Executive Vice President
                    Suite 2700               of PRB, Inc., President and
                    Fort Worth, Texas 76102  Chief Operating Officer of each
                                             of SRB, Inc. and LMB, Inc. (each
                                             defined below)

Peter Sterling      201 Main Street,         Vice President of Finance of
                    Suite 3200               PRB, Inc., SRB, Inc. and
                    Fort Worth, Texas 76102  LMB, Inc.

W. R. Cotham        201 Main Street,         Vice President/Controller
                    Suite 2600               of Bass Enterprises Production
                    Fort Worth, Texas 76102  Co. ("BEPCO")

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     SRBMT

     SRBMT is a revocable trust existing under the laws of the State of Texas. The address of SRBMT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to one of its Trustees, PRB, is set forth above. Information with respect to its two other Trustees, LMB and SRB, is set forth below.

     SRB

     SRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as Chairman of the Board and Chief Executive Officer of Sid R. Bass, Inc. ("SRB, Inc.").

     SRB, Inc. is a Texas corporation. SRB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB

     LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as Chairman of the Board and Chief Executive Officer of Lee M. Bass, Inc. ("LMB, Inc.").

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     EPB

     EPB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Thru Line Inc. ("TLI").

     TLI is a Texas corporation. TLI's principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of TLI, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used or to be used by the Reporting Persons to purchase Depositary Shares are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       BMT             Trust Funds (1)        $ 1,617,525.00

       PRB             Not Applicable         Not Applicable

       NLB             Not Applicable         Not Applicable

       PRB, Inc.       Working Capital (2)    $ 8,685,632.88 (4)

       SRBMT           Trust Funds (1)        $ 1,617,525.00

       SRB             Not Applicable         Not Applicable

       LMB             Personal Funds (3)     $ 1,617,525.00

       EPB             Personal Funds (3)     $ 1,617,525.00


       (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Depositary Shares.

       (2) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Depositary Shares.

       (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Depositary Shares.

       (4) This figure represents the total amount expended by PRB, Inc. for purchases of Depositary Shares, without subtracting sales. Therefore, such figure does not accurately reflect PRB, Inc.'s current net investment in the Depositary Shares of $7,190,011.51.

Item 4.  PURPOSE OF TRANSACTION.

       The Reporting Persons acquired and continue to hold the Depositary Shares reported herein for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, such Reporting Person may purchase additional Depositary Shares in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the Depositary Shares that it now owns or hereafter may acquire on the open market or in private transactions.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a)

       BMT

       The aggregate number of Depositary Shares that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 52,500, which constitutes approximately 1.2% of the outstanding Depositary Shares.

       PRB

       Because of his positions as sole trustee and as a trustor of BMT and because of his position as the President of PRB, Inc., PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 262,500 Depositary Shares, which constitutes approximately 6.1% of the outstanding Depositary Shares.

       NLB

       Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 52,500 Depositary Shares, which constitutes approximately 1.2% of the outstanding Depositary Shares.

       PRB, Inc.

       The aggregate number of Depositary Shares that PRB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 210,000, which constitutes approximately 4.9% of the outstanding Depositary Shares.

       SRBMT

       The aggregate number of Depositary Shares that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 52,500, which constitutes approximately 1.2% of the outstanding Depositary Shares.

       SRB

       Because of his positions as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 52,500 Depositary Shares, which constitutes approximately 1.2% of the outstanding Depositary Shares.

       LMB

       The aggregate number of Depositary Shares that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 52,500, which constitutes approximately 1.2% of the outstanding Depositary Shares.

       EPB

       The aggregate number of Depositary Shares that EPB owns beneficially, pursuant to Rule 13d-3 of the Act, is 52,500, which constitutes approximately 1.2% of the outstanding Depositary Shares.

       To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Depositary Shares.

       (b)

       BMT

       Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 52,500 Depositary Shares.

       PRB

       In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 52,500 Depositary Shares. In his capacity as President of PRB, Inc., PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 210,000 Depositary Shares.

       NLB

       NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any Depositary Shares.

       PRB, Inc.

       Acting through its President, PRB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 210,000 Depositary Shares.

       SRBMT

       Acting through one of its Trustees and its sole Trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 52,500 Depositary Shares.

       SRB

       Because of his position as a Trustee and the sole Trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 52,500 Depositary Shares.

       LMB

       LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 52,500 Depositary Shares.

       EPB

       EPB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 52,500 Depositary Shares.

       (c) During the past 60 days, the Reporting Persons have purchased Depositary Shares in transactions on the New York Stock Exchange, as follows:

REPORTING                         NO. OF SHARES        PRICE PER
 PERSON            DATE             PURCHASED            SHARE

BMT               10-25-96          52,500            $ 30.81
SRBMT             10-25-96          52,500              30.81
LMB               10-25-96          52,500              30.81
EPB               10-25-96          52,500              30.81

      Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Depositary Shares during the past 60 days.

      (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Depositary Shares owned by such Reporting Person.

      (e)   Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Depositary Shares owned by the Reporting Persons.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 --   Agreement and Power of Attorney pursuant to Rule
                  13d-1(f)(1)(iii).

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:   October 31, 1996

                                    PERRY R. BASS, INC.


                                    By:  /s/ W. R. Cotham
                                          W. R. Cotham,
                                          Vice President and Secretary


                                     /s/ W. R. Cotham
                                    W. R. Cotham,
                                    Attorney-in-Fact for:

                                          THE BASS MANAGEMENT TRUST (1)
                                          PERRY R. BASS (2)
                                          NANCY LEE BASS (3)
                                          SID R. BASS MANAGEMENT TRUST (4)
                                          SID R. BASS (5)
                                          LEE M. BASS (6)
                                          ED P. BASS (7)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Ed P. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(f)(1)(iii), filed herewith